SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2004

Commission File Number 001-14489

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Centro Oeste Celular Participações Holding Company
(Translation of Registrant's name into English)

SCS - Quadra 2, Bloco C, Edifício Anexo-Telebrasília Celular
-7° Andar, Brasília, D.F.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
PUBLICLY-HELD COMPANY
CNPJ 02.558.132/0001-69 - NIRE 533 0000580 0

MINUTES OF THE SPECIAL MEETING OF SHAREHOLDERS OF TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A., HELD ON JUNE 30, 2004.

1. DATE, TIME AND PLACE OF THE MEETING: Held on June 30, 2004, at 09:30 a.m., on SCS, Quadra 2, Bloco C, nº 226, Edifício Telebrasília Celular, 7º andar, in Brasília, Federal District.

2. CALLING: Call notice published, upon first calling, in the following newspapers: Gazeta Mercantil, pages A-12, A-14 and A-15; Jornal de Brasília, pages 11, 07 and 07 and Federal District's Official Gazette, pages 67, 20 and 28, on May 31, June 01 and June 02, 2004

3. ATTENDANCE: The meeting was attended by shareholders representing more than two thirds (2/3) of the voting capital, thus representing a legal quorum for approval of the matters of the agenda, as per the registers and signatures found in the Shareholders´ Attendance Book no. 0057, pages 24 (overleaf) and 25.

4. PRESIDING BOARD: The meeting was presided over by Mr. Evandro Luis Pippi Kruel, who invited Mrs. Adriana Pallis Romano to act as Secretary of the meeting. In compliance with article 164 of Law no. 6404/76, the attendance of the following people was also recorded in the minutes of the meeting: Mr. Norair Ferreira do Carmo, member of the Audit Committee of the Company, and Mr. Antonio Carlos Haidamus Monteiro, as representative of the company's management; and Mr. José Domingos do Prado, representative of Deloitte Touche Tohmatsu Auditores Independentes S/C Ltda., an independent audit company.

5. RESOLUTIONS: The shareholders have considered the matters of the agenda and have made the following resolutions, with due regard to the abstentions provided by law:

(a) to approve, by majority of votes of the attendees and without restrictions, pursuant to the Management's proposal, the terms and conditions of the Protocol of Partial Spin-Off and Merger and Instrument of Justification entered into on June 14, 2004 (hereinafter simply referred to as "Protocol of Spin-Off") by the directors and officers of the Company and of the following closely-held companies, collectively referred to as "TCO Operators": Telegoiás Celular S.A. ("Telegoiás"); Telems Celular S.A. ("Telems"); Telemat Celular S.A. ("Telemat"); Teleacre Celular S.A. ("Teleacre"); and Teleron Celular S.A. ("Teleron"), which provides for the terms and conditions for the partial spin-off of the Company with merger of part of the spinned-off assets into the TCO Operators, about which matter the Audit Committee and the Board of Directors of the Company have issued their favorable opinion, which is attached hereto as Annex I.

(b) to confirm, by majority of votes of the attendees, the appointment, made by the Company's Directors and Officers, of Deloitte Touche Tohmatsu Auditores Independentes S/C Ltda., a specialized appraisal company, with head-office in the Capital of São Paulo State, at Rua Bela Cintra, 881, enrolled with the CRC under nº 2 SP 011609/O-8 and with the CNPJ under nº 49.928.567/0001-11, herein represented by Mr. José Domingos do Prado, enrolled with the CRC under nº CRC 2SP011609/O-8, for preparing the Appraisal Report for the net assets to be merged into the TCO Operators.

(c) to approve, by majority of votes, the Appraisal Reports for the spinned-off assets of the Company to be merged into the TCO Operators, which assets were appraised with basis on their book value, as of May 31, 2004, such Reports having been prepared by Deloitte Touche Tohmatsu Auditores Independentes, the appointment of which was dully confirmed by the shareholders' meeting, and the Appraisal Reports are made attached hereto as Annex II.

(d) To approve, by unanimous vote, the partial spin-off of the Company, with merger of the spinned-off assets to the TCO Operators, such assets comprising the following: (1) on the assets side: (i) cash in the amount of one hundred thousand reais (R$100,000.00); and (ii) deferred assets in the amount of eight hundred and forty-two million, seven hundred and eighty-eight thousand, eight hundred and forty-eight reais and eighty-four cents (R$842,788,848.84) arising out of the merger of WXYZ0059 Holdings S.A.; and (2) on the liabilities side: (iii) provision for keeping the wholeness of the net worth of the companies in the amount of five hundred and fifty-six million, two hundred and forty thousand, six hundred and forty reais and twenty-four cents (R$556,240,640.24) and (iv) special premium reserve in the amount of two hundred and eighty-six million, five hundred and forty-eight thousand, two hundred and eight reais and sixty cents (R$ 286,548,208.60) on account of the Company's controlling shareholder, Telesp Celular Participações S.A. ("TCP"). As result of the partial spin-off, a reduction in the capital stock of the Company was approved in the amount of one hundred thousand reais (R$100,000.00), whereby the capital stock was reduced from seven hundred and sixty-four million, five hundred and eleven thousand, one hundred and fifty-six reais and twenty cents (R$764,511,156.20), to seven hundred and sixty-four million, four hundred and eleven thousand, one hundred and fifty-six reais and twenty cents (R$764,411,156.20). Since the shares of the Company have no face value, the reduction of its capital stock shall not entail any change in the number of the existing shares thereof, and the types, classes and rights of the referred shares shall also remain unchanged. By virtue of the referred reduction in the capital stock of the Company, as approved, the head paragraph of article 5 of the Bylaws shall hereinafter read as follows:

"The subscribed, fully paid-up capital stock is seven hundred and sixty-four million, four hundred and eleven thousand, one hundred and fifty-six reais and twenty cents (R$764,411,145.20), represented by three hundred and eighty-one billion, four hundred and forty-seven million, ninety-eight thousand, five hundred and twenty-eight (381,447,098,528) shares, of which one hundred and twenty-eight billion, six hundred and eighty million, four hundred thousand, fifty-five (128,680,400,055) are common shares and two hundred and fifty-two billion, seven hundred and sixty-six million, six hundred and ninety-eight thousand, four hundred and seventy-three (252,766,698,473) are preferred shares, all of them book-entry shares, with no face value."

Further, as a consequence of the partial spin-off of the Company and, under the terms provided for in the Protocol of Spin-Off approved at this meeting, at the time of the merger of the spinned-off assets of the Company into the TCO Operators upon issuance of new shares by the latter, to be assigned to the Company's shareholders, eventual fractional shares of the TCO Operators to which the shareholders are entitled shall remain recorded with the Company on a trust basis in their shareholders' name, it being certain that, upon the merger of all the shares of the TCO Operators into the Company, these shares shall be taken into consideration upon the calculation of the exchange of shares of the TCO Operators for shares of the Company.

Further, the directors and officers of the Company, under the terms of the provisions in article 229, §4 of the Corporations Act, were authorized to perform all the acts as may be necessary for the formal performance of the partial spin-off approved herein before public agencies and third parties in general, and the companies receiving the spinned-off assets of the Company shall succeed it in the rights and obligations related to the respective portions of the spinned-off assets, in the proportion of the assets transferred to each of them.

Finally, the Chairman caused it to be recorded that the partial spin-off subject matter of this meeting is the second stage of the corporate restructuring proposed by the management of the Company, as described in the Relevant Facts dated May 14, 2004 and June 15, 2004, the latter having been supplemented on June 17, 2004.

6. CLOSING: The President offered the floor to whom might wish to use it and, since nobody voiced his/her intention to do so, the Chairman declared the meeting to be closed, having caused these minutes to be drawn-up as a summary of the facts, as permitted in article 130, §1 of Law no. 6404/76. Following, the minutes were read and found to be in order, and signed by the attendees. Brasília, June 30, 2004.

Evandro Luís Pippi Kruel Chairman	Adriana Pallis Romano Secretary

Telesp Celular Participações S.A.

By: Evandro Luís Pippi Kruel

Capital Guardian Emerging Markets Equity Master Fund

Capital Guardian Emerging Markets Restricted Equity Fund for Tax-Exempt Trusts

By: George Washington Tenório Marcelino

Ontario Teachers Pension Plan Board

Capital International Emerging Markets Fund

Emerging Markets Growth Fund Inc

Capital Guardian Emerging Markets Equity Fund for Tax-Exempt Trusts

MCL Limited

NCIT-Capital Internatioinal Emerging Markets Share Trust

By: George Washington Tenório Marcelino

Norair Ferreira do Carmo

Representantive of the Audit Committee

José Domingos do Prado

Representative of Deloitte Touche Tohmatsu Auditores Independentes

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Date:

July 05, 2004

TELE CENTRO OESTE CELLULAR HOLDING COMPANY

By:	/S/ Luis André Carpintero Blanco
Luis André Carpintero Blanco Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.